UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Carparts.Com Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

14427M107
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14427M107	13G	Page 2 of 5 Pages

1	Names of Reporting Persons
Polar Asset Management Partners Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,590,424 Shares (including 355,000 Shares issuable upon the exercise of options)
	6	Shared Voting Power

	7	Sole Dispositive Power
2,590,424 Shares (including 355,000 Shares issuable upon the exercise of options)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,590,424 Shares (including 355,000 Shares issuable upon the exercise of options)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.40%
12	Type of Reporting Person (See Instructions)
IA

CUSIP No. 14427M107	13G	Page 3 of 5 Pages

Item 1.

(a) Name of Issuer:

 The name of the issuer is Carparts.Com Inc. (the "Company").

(b) Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 2050 W. 190th Street, Suite 400, Torrance, CA 90504.

Item 2.

(a) Name of Person Filing:

This statement is filed by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company ("PMSMF") and Polar Long Short Master Fund, a Cayman Islands exempted company ("PLSMF") (together with PMSMF, the "Polar Vehicles") with respect to the Shares (as defined below) and the shares issuable upon the exercise of options, each directly held by the Polar Vehicles, with each option being exercisable for one Share at an exercise price of $17.5 per Share.

(b) Address of Principal Business Office or, if None, Residence:

The address of the business office of the Reporting Person is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

(c) Citizenship:

The citizenship of the Reporting Person is Canada.

(d) Title and Class of Securities:

Common Stock, $0.001 par value per share (the "Shares").

(e) CUSIP No.:

14427M107

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 14427M107	13G	Page 4 of 5 Pages

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [X] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

The Reporting Person is an investment fund manager, portfolio manager, exempt market dealer and commodity trading manager registered with the Ontario Securities Commission.

Item 4. Ownership

 The percentages used herein are calculated based upon 47,926,738 Shares outstanding as of November 5, 2020 as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2020, filed with the Securities and Exchange Commission on November 10, 2020, and assumes the exercise of 3,550 options held directly by the Polar Vehicles.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

 See Item 2. The Polar Vehicles have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of more than 5% of the Shares.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

 Not applicable.

Item 8. Identification and classification of members of the group.

 Not applicable.

CUSIP No. 14427M107	13G	Page 5 of 5 Pages

Item 9. Notice of Dissolution of Group.

 Not applicable.

Item 10. Certifications.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory schemes applicable to investment fund managers and broker-dealers are substantially comparable to the regulatory schemes applicable to the functionally equivalent U.S. institutions. The Reporting Person also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2021

POLAR ASSET MANAGEMENT PARTNERS INC.

/s/ Andrew Ma
Name:  Andrew Ma
Title:  Chief Compliance Officer